UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

16 January 2024

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Diageo PLC – Diageo announces settlement of disputes
Dated 16 January 2024

Diageo plc
LEI: 213800ZVIELEA55JMJ32

16 January 2024

Diageo announces settlement of disputes with Sean Combs and sole ownership of DeLeón tequila

Diageo announces that Sean Combs and Diageo have now agreed to resolve all disputes between them. Mr. Combs has withdrawn all of his allegations about Diageo and will voluntarily dismiss his lawsuits against Diageo with prejudice. Diageo and Mr. Combs have no ongoing business relationship, either with respect to Cîroc vodka or DeLeón tequila, which Diageo now solely owns.

ENDS

For further information please contact: Media Relations:
Rebecca Perry	+44 (0) 7590 809 101
Kristen Crofoot	+1 (917) 445 2835
press@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB and Buchanan's whiskies, Smirnoff, Cоroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 16 January 2024

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary